UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒   Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 15, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR OCTOBER 2016

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

					Total actual
					amount	Year-
		Actual		Total	completed	on-year
		amount	Year-	estimated	from	increase
	Estimated	completed for	on-year	amount from	January	from
	amount for	October	increase for	January	to October	January
	October	last year	October	to October	last year	to October
Passenger Transportation Data
ASK (available seat
– kilometres) (millions)	17,856.48	15,974.55	11.8%	171,578.81	151,227.97	13.5%
– Domestic routes	11,293.55	10,407.50	8.5%	107,762.04	101,159.17	6.5%
– International routes	6,103.63	5,087.86	20.0%	59,151.22	45,473.79	30.1%
– Regional routes	459.29	479.19	–4.2%	4,665.55	4,595.02	1.5%

RPK(revenue passenger
– kilometres)(millions)	14,542.36	12,875.30	12.9%	140,075.10	122,641.17	14.2%
– Domestic routes	9,532.22	8,630.96	10.4%	88,952.05	82,715.97	7.5%
– International routes	4,664.15	3,884.91	20.1%	47,516.45	36,426.89	30.4%
– Regional routes	345.99	359.43	–3.7%	3,606.60	3,498.32	3.1%

Total actual
				amount	Year-
	Actual		Total	completed	on-year
	amount	Year-	estimated	from	increase
Estimated	completed for	on-year	amount from	January	from
amount for	October	increase for	January	to October	January
October	last year	October	to October	last year	to October

Number of passengers

carried (thousands)	8,951.20	8,282.59	8.1%		85,221.67	78,798.40	8.2%
– Domestic routes	7,558.34	6,962.69	8.6%		70,495.38	65,936.19	6.9%
– International routes	1,136.18	1,054.50	7.7%		12,053.57	10,281.58	17.2%
– Regional routes	256.68	265.40	–3.3%		2,672.72	2,580.62	3.6%

Passenger load factor (%)	81.44	80.60	0.84	pts	81.64	81.10	0.54	pts
– Domestic routes	84.40	82.93	1.47	pts	82.54	81.77	0.78	pts
– International routes	76.42	76.36	0.06	pts	80.33	80.11	0.23	pts
– Regional routes	75.33	75.01	0.32	pts	77.30	76.13	1.17	pts

Freight Transportation Data

AFTK (available freight tonne

– kilometres)(millions)	822.89	794.14	3.6%	7,868.63	7,291.79	7.9%
– Domestic routes	191.82	215.73	–11.1%	1,850.01	1,940.91	–4.7%
– International routes	609.62	554.54	9.9%	5,798.53	5,117.83	13.3%
– Regional routes	21.45	23.87	–10.1%	220.09	233.05	–5.6%

RFTK (revenue freight tonne

– kilometres)(millions)	444.85	423.07	5.1%	3,976.84	3,994.84	–0.5%
– Domestic routes	86.01	83.95	2.5%	780.30	765.70	1.9%
– International routes	348.59	328.30	6.2%	3,095.62	3,125.39	–1.0%
– Regional routes	10.26	10.82	–5.2%	100.92	103.74	–2.7%

Weight of freight carried

(million kg)	125.43	121.57	3.2%		1,132.07	1,143.80	–1.0%
– Domestic routes	62.98	61.50	2.4%		571.80	558.85	2.3%
– International routes	53.87	51.32	5.0%		477.53	501.22	–4.7%
– Regional routes	8.58	8.75	–2.0%		82.75	83.73	–1.2%
Freight load factor (%)	54.06	53.27	0.79	pts	50.54	54.79	–4.24	pts
– Domestic routes	44.84	38.91	5.93	pts	42.18	39.45	2.73	pts
– International routes	57.18	59.20	–2.02	pts	53.39	61.07	–7.68	pts
– Regional routes	47.83	45.35	2.49	pts	45.85	44.52	1.34	pts

Consolidated Data

ATK (available tonne

– kilometres)(millions)	2,429.97	2,231.85	8.9%	23,310.72	20,902.31	11.5%
– Domestic routes	1,208.24	1,152.41	4.8%	11,548.59	11,045.24	4.6%
– International routes	1,158.95	1,012.45	14.5%	11,122.14	9,210.47	20.8%
– Regional routes	62.78	66.99	–6.3%	639.99	646.60	–1.0%

RTK (revenue tonne

– kilometres)(millions)	1,739.75	1,569.33	10.9%		16,363.61	14,832.32	10.3%
– Domestic routes	934.81	852.78	9.6%		8,658.97	8,089.17	7.0%
– International routes	763.96	673.75	13.4%		7,285.53	6,330.84	15.1%
– Regional routes	40.99	42.80	–4.2%		419.10	412.31	1.6%
Overall load factor (%)	71.60	70.32	1.28	pts	70.20	70.96	–0.76	pts
– Domestic routes	77.37	74.00	3.37	pts	74.98	73.24	1.74	pts
– International routes	65.92	66.55	–0.63	pts	65.50	68.74	–3.23	pts
– Regional routes	65.29	63.89	1.40	pts	65.49	63.77	1.72	pts

Note: Please refer to the 2016 interim report of the Company for the definitions of the indicators.

In October 2016, China Eastern Airlines Corporation Limited (the “ Company ”) introduced 6 aircraft and retired 4 aircraft. As at 31 October 2016, the Company operated a fleet of 574 passenger aircraft and freighters.

II.	BRIEF EXPLANATION

In October 2016, passenger capacity of the Company increased by 11.8% as compared to the same period last year and passenger load factor was 81.4%, representing an increase of 0.8 percentage points as compared to the same period last year. Due to the increase in the overall bellyhold cargo capacity, the freight transportation capacity of the Company increased by 3.6% year-on-year. Freight traffic volume increased by 5.1% year-on-year, while freight load factor was 54.1%.

III.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

15 November 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).